

Pioneer Municipal High Income Advantage Fund, Inc. — Pioneer Municipal High Income Fund, Inc. — Pioneer Municipal High Income Opportunities Fund, Inc.

Business Wire
August 22, 2025 • 2 min read

In this article:

MAV ☆   MHI ☆   MIO ☆

Announce Liquidating Distributions

BOSTON, August 22, 2025--(BUSINESS WIRE)--Each of Pioneer Municipal High Income Advantage Fund, Inc. (MAV), Pioneer Municipal High Income Fund, Inc. (MHI), and Pioneer Municipal High Income Opportunities Fund, Inc. (MIO) announced today that the fund liquidated as planned on August 22, 2025 and the proportionate interests of stockholders in the assets of each fund were determined as of that date. Prior to the opening of business on August 25, 2025, each fund will cease trading on the New York Stock Exchange. Each fund's primary liquidating distribution is anticipated to be paid in cash on August 27, 2025. Below is the expected distribution to be paid for each fund. All amounts are expressed per common share.

Fund	Liquidating Distribution	Tax-Exempt Income Distribution	Taxable Ordinary Income Distribution	Total Distribution

Pioneer Municipal High Income Advantage Fund, Inc. (MAV)	$7.597607	$0	$0.069912	$7.667519
Pioneer Municipal High Income Fund, Inc. (MHI)	$8.549729	$0	$0.037236	$8.586965
Pioneer Municipal High Income Opportunities Fund, Inc. (MIO)	$11.205797	$0	$0.021422	$11.227219

There may be one or more smaller distributions in the future once a fund liquidates remaining assets, if any. Each liquidation will generally be a taxable event for stockholders that are subject to U.S. federal income tax. Any stockholder that receives a distribution in a liquidation will generally realize capital gain or loss in an amount equal to the difference between the total amount of the liquidation distribution(s) received and the stockholder's adjusted basis in the fund shares. Please consult your personal tax advisor with regard to the specific tax consequences of the liquidation.